SYNALLOY CORPORATION

June 22, 2009

Ms. Tricia Armelin
Staff Accountant
Mail Stop 7010
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C.  20549-3561

Re:          Synalloy Corporation
Form 10-K for Fiscal year Ended January 3, 2009
Filed March 17, 2009
File No. 0-19687

Dear Ms. Armelin:

This letter addresses our responses to the comments in your letter dated June 1, 2009 regarding the filings listed above. We will implement changes outlined below in our future filings assuming you have no further comments based on this response.

Form 10-K for the fiscal year ended January 3, 2009

Critical Accounting Policies and Estimates, page 13

1.
With a view towards future disclosure, please provide us with a more specific and comprehensive discussion of your impairment policy for long-lived assets.  In this regard, please include a qualitative and quantitative description of the material assumptions used in your impairment analysis and a sensitivity analysis of those assumptions based upon reasonably likely changes.  Reference SFAS 144.

Response: We will add the following disclosure in our future filings:

In accordance with SFAS No. 144, “Accounting for the Impairment of Long-Lived Assets” (“SFAS 144”), long-lived assets are reviewed for impairment when events or changes in circumstances, (also referred to as “triggering events”), indicate that the carrying value of a long-lived asset or group of assets (the “Assets”) may no longer be recoverable. Triggering events include: a significant decline in the market price of the Assets; a significant adverse change in the operating use or physical condition of the Assets; a significant adverse change in legal factors or in the business climate impacting the Assets’ value, including regulatory issues such as environmental actions; the generation by the Assets of historical cash flow losses combined with projected future cash flow losses; or, the expectation that the Assets will be sold or disposed of significantly before the end of the useful life of the Assets. The Company concluded that there were no indications of impairment requiring further testing during the year ended January 3, 2009.

If the Company concluded that, based on its review of current facts and circumstances, there were indications of impairment, then testing of the applicable Assets would be performed in accordance with SFAS 144. The recoverability of the Assets to be held and used is tested by comparing the carrying amount of the Assets at the date of the test to the sum of the estimated future undiscounted cash flows expected to be generated by those Assets over the remaining useful life of the Assets. In estimating the future undiscounted cash flows, the Company uses projections of cash flows directly associated with, and which are expected to arise as a direct result of, the use and eventual disposition of the Assets. This approach requires significant judgments including the Company’s projected net cash flows, which are derived using the most recent available estimate for the reporting unit containing the Assets tested. Several key assumptions would include periods of operation, projections of product pricing, production levels, product costs, market supply and demand, and inflation. If it is determined that the carrying amount of the Assets are not recoverable, an impairment loss would be calculated equal to the excess of the carrying amount of the Assets over their fair value. Assets classified as held for sale are recorded at the lower of their carrying amount or fair value less cost to sell. Assets to be disposed of other than by sale are classified as held and used until the Assets are disposed or use has ceased.

2.	In the interest of providing readers with better insight into management’s judgments in accounting for goodwill, please provide us, and disclose in future filings, the following:

•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

•	How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

•	A more specific and comprehensive discussion regarding how you have considered decreases in your market capitalization in your impairment analysis.

Response: We will add the following disclosure in our future filings:

The Company has goodwill of $1,355,000 recorded as part of its acquisition, in 1996, of Manufacturers Soap and Chemical Company, a reporting unit operating within the Chemical Segment. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), goodwill, which represents the excess of purchase price over fair value of net assets acquired, is to be tested for impairment at least on an annual basis. The initial step of the goodwill impairment test involves a comparison of the fair value of the reporting unit in which the goodwill is recorded, with its carrying amount. If the reporting unit’s fair value exceeds its carrying value, no impairment loss is recognized and the second step, which is a calculation of the impairment, is not performed. However, if the reporting unit’s carrying value exceeds its fair value, an impairment charge equal to the difference in the carrying value of the goodwill and the implied fair value of the goodwill is recorded. Implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to the assets and liabilities of the reporting unit as if it had been acquired in a business combination. The excess of the fair value of the reporting unit over the amounts allocated to assets and liabilities is the implied fair value of goodwill.  In making our determination of fair value of the reporting unit, we rely on the discounted cash flow method. This method uses projections of cash flows from the reporting unit. This approach requires significant judgments including the Company’s projected net cash flows, the weighted average cost of capital (“WACC”) used to discount the cash flows and terminal value assumptions. We derive these assumptions used in our testing from several sources. Many of these assumptions are derived from our internal budgets, which would include existing sales data based on current product lines and assumed production levels, manufacturing costs and product pricing. We believe that our internal forecasts are consistent with those that would be used by a potential buyer in valuing our reporting units. The WACC rate is based on an average of the capital structure, cost of capital and inherent business risk profiles of the Company. The assumptions used in our valuation are interrelated. The continuing degree of interrelationship of these assumptions is, in and of itself a significant assumption. Because of the interrelationships among the assumptions, we do not believe it would be meaningful to provide a sensitivity analysis on any of the individual assumptions. However, one key assumption in our valuation model is the WACC. If the WACC, which is used to discount the projected cash flows, were higher, the measure of the fair value of the net assets of the reporting unit would decrease. Conversely, if the WACC were lower, the measure of the fair value of the net assets of the reporting unit would increase. If our estimate of the WACC used in the Company’s 2008 annual test for impairment were to increase by 50 basis points, the estimated fair value of the reporting unit would decrease by more than 12% (however it would still continue to exceed the carrying value amount). If the WACC decreased by 50 basis points, the estimated fair value of the reporting unit would increase by more than 15%. Changes in any of the Company’s other estimates could also have a material effect on the estimated future undiscounted cash flows expected to be generated by the reporting unit’s assets.

Based on the closing price of the Company’s common stock at January 3, 2009, the aggregate market value (calculated using the relevant shares outstanding and the closing stock price) was significantly below the consolidated book value of the Company at January 3, 2009, indicating the possibility of impairment. We believe that the low market value of the Company resulted from a combination of factors. Factors not directly related to the Company included the significant declines across all of the financial markets, the significant downturn in the overall economy, and the negative impact from issues existing in the financial sector. Factors more directly related to the Company included the poor economic conditions within the Company’s markets, coupled with the Metals Segment’s experiencing sharp declines in stainless steel pricing which negatively impacted profitability over the last 6 months of 2008 (as discussed under Risk Factors and in the MD&A-Comparisons of 2008 to 2007–Metals Segment). As a result, we believe the decline in our market capitalization was more significantly impacted by our Metals Segment than in our Chemicals Segment, which is where all of the Company’s goodwill is recorded. As an additional exercise to validate our assumptions, we estimated the total fair value of each of the reporting units comprising our two reportable segments and aggregated the fair values for comparison to the Company’s total market capitalization. The exercise of reconciling the market capitalization to the two computed fair values validated that our reporting unit fair values were reasonable.

Liquidity and Capital Resources, page 14

3.
Please revise future filings to include a more specific and comprehensive discussion of the terms of the significant covenants within your debt agreements.  In addition, if you believe that it is reasonably likely that you will not meet any significant debt covenant, please revise future filings to also present, for your most significant covenants, your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date.  Such presentation will allow an investor to easily understand your current status in meeting your financial covenants.

Response: We will expand the discussion of the covenant requirements of our debt agreements by adding the required ratios in future filings. We will also provide discussions and comparisons to actual levels when we either are not in compliance, or we anticipate we will not be in compliance, with any of our debt covenants.

Signatures, page 43

4.	In future filings please ensure that the Form 10-K is also signed by the company’s controller or principal accounting officer, whose title should be shown on the signature page.

Response: Our principal accounting officer is also our Chief Financial Officer so we will identify him as the principal accounting officer in future filings.

Index to Exhibits, page 44

Exhibit 21

5.
For disclosure of subsidiaries of the registrant, you incorporate by “reference to the Form 10-K for the year ended January 3, 2009.”  In future filings please revise to the file the Exhibit 21 or identify the location of the required information.

Response: We will include an Exhibit 21 listing our subsidiaries in future filings or identify the location of the requested information.

Exhibit 31

6.
Since the Chief Executive Officer and the Chief Financial Officer filed separate certifications as required by the Securities Exchange Act Rule 13a-14(a), in future filings, the Exhibit Index should identify each certification, i.e. Exhibit 31.1 and Exhibit 31.2.

Response: We will identify each certification as a separate Exhibit number in future filings.

Definitive Proxy Statement

Security Ownership of Management, page 4

7.
We note in your footnote disclosure that common stock shown in the table includes amounts that are subject to currently exercisable options. Item 403 of Regulation S-K and rule 13d-3(d)(1) require that the table include shares of common stock that beneficial owners have a right to acquire within sixty days. In future filings, please revise your footnote disclosure according.

Response: The shares shown in the table do include those exercisable within 60 days. We will expand the applicable references below the table to read “includes exercisable options to purchase # shares of common stock that beneficial owners have a right to acquire within sixty days” in future filings.

Compensation Discussion and Analysis

Base Compensation, page 9

8.
We note that base salaries are set in relation to a range defined by your peers of comparable size and in related industries. Your disclosure seems to indicate that you have engaged in benchmarking of total compensation or material elements of compensation. In that regard, please identify the companies in your peer group in future filings.

Response:  The “Base Compensation” section to which your comment refers may have been somewhat inartfully worded.  We do not engage in benchmarking.  In order to better discharge their responsibilities, the members of our Compensation Committee, individually, spend a significant amount of time reviewing executive compensation information in proxy statements of various other public companies, including those in which they are shareholders.  They also review various publications and surveys that contain information about executive compensation for manufacturing companies.  They discuss their collective knowledge and recollection of the information they have reviewed as part of the process of setting executive compensation.   The process is informal and does not rely upon any companies in particular, but the members of the Committee do recognize that manufacturers of comparable size and those that are engaged in similar lines of business provide more meaningful comparisons.  Because the Company is relatively small and is engaged in a variety of diverse and highly specialized business activities, there are few companies with which direct comparisons are possible, and many of those are foreign or privately held so that compensation information is not publicly available.  Nevertheless, the Committee feels its process justifies characterizing executive base compensation as being in the lower range of similarly situated companies.

The Corporate Secretary’s base compensation is set with reference to surveys prepared by the American Society of Corporate Secretaries and Governance Professionals, and is in the low range of the survey data.

We will revise our disclosure about base compensation in future filings to clarify our process further.  If we do engage in formal benchmarking in the future, we will identify the companies against which we benchmark.

9.
We note your disclosure that the company’s base salaries are set toward the low end range defined by your peers of comparable size and in related industries. In future filings, please disclose where actual payments fell within targeted parameters. To the extent actual compensation was outside the targeted range, please explain why.

Response: Please see response to Question 8 above. If the Company uses benchmarking in the future, it will disclose where actual payments fell within the targeted parameters; and if the actual compensation is outside the targeted range, it will explain why.

Short-Term Incentive Compensation, page 9

10.
We note your disclosure that the company’s cash incentive compensation is based on measurable objective performance criteria, such as operating income and return on average shareholders’ equity.  In future filings please identify and quantify both the goals and returns upon which the named executive officers’ compensation is based.

Response: In future filings, we will expand our disclosure for the named executive officers’ compensation substantially as follows:

Short-Term Incentive Compensation.  As discussed above, in order for the lower relative base compensation approach to be effective,  the Company maintains a cash incentive program which tends to be somewhat more generous than that of our peers when profits are robust, and pays the employees nothing unless minimum returns on average shareholders’ equity are achieved.  The cash incentive program compensates each manager eligible for such incentive compensation pursuant to a formula based upon returns on average equity in his business unit during the year.  The intention is to make every senior manager’s cash compensation dependent upon measurable objective performance criteria.  Subsidiary senior managers participate in profit sharing pools determined by the performance of their business units, while the Chief Executive Officer’s incentive compensation is based on consolidated profitability.

The formula employed with respect to the cash incentive program is to award an incentive pool to each business unit in an amount equal to 10% of the unit’s operating income in excess of a threshold of 10% return on average shareholders’ equity employed in that business unit.  A minimum of 60% of the incentive will be paid to designated participants pro rata to their salaries. A minimum of 10% and a maximum of 40% of the incentive pool may also be paid to designated participants in any proportion based on subjective criteria solely at the discretion of the Chief Executive Officer and approval of the Compensation & Long-Term Incentive Committee.  A maximum of 30% of the incentive pool may be distributed to employees who are not designated participants in any proportion at the discretion of the Chief Executive Officer. For 2008, the Metals Segment’s total incentive was $485,660, of which the President of Bristol Metals, LLC received 45.5%, or $221.169. The minimum and maximum amounts of incentive the

President could have received in 2008 were 18.7%, or $91,061, and 58.7%, or $285,325, respectively.

Long-Term Incentive Compensation, page 10

11.
Although you have disclosed the specific items of performance on which long-term incentive awards are based, you have not disclosed the actual or target levels for the named executive officers. In future filings, please describe in greater detail how the compensation committee determined the number of shares awarded to each named officer.

Response: In future filings, we will expand our disclosure of actual levels of awards for the named executive officers’ compensation. The Compensation Committee does not establish targeted awards for the named executives. As we state in the 5th paragraph under Long-Term Compensation in the 2008 Proxy, the awards to the named executives are based on a discretionary evaluation. The Committee evaluates the achievement of the goals of the executive’s business unit, which are also considered the executive’s goals since he has management responsibility for the unit. In future filings, we will expand our disclosure to clarify our process for the named executive officers’ long-term compensation substantially as follows:

(Under “Long-Term Incentive Compensation” replaces paragraphs 3 thru 7 on pages 10 & 11)

The granting of awards under the 2005 Stock Awards Plan begins with a determination by the Chief Executive Officer and the Compensation & Long-Term Incentive Committee of the dollar value of the stock available to be awarded for performance in a given year. The awards are made the following year and the total number of restricted shares available to be awarded is determined by dividing the previously determined dollar value of available stock by the average of the high and low sales prices on the trading day immediately prior to the determination date. The number of shares so determined is the maximum number that may be awarded to all participants for the prior year’s performance. In 2008, the targeted dollar value of the stock to be awarded was $400,000 resulting in a targeted grant total of 76,628 shares based on a share price of $5.22, determined on February 12, 2009, the determination date. In 2007, the targeted dollar value was also $400,000 resulting in a targeted grant total of 24,465 shares based on a share price of $16.35, determined on February 12, 2008. In 2006, the targeted dollar value was $1,125,000 resulting in a targeted grant total of 45,000 shares based on a share price of $25.00, determined on February 12, 2007.

The Chief Executive Officer and the Compensation & Long-Term Incentive Committee also agree at the beginning of the performance year upon specific milestones, largely comprised of measurable business metrics within each business unit which can be impacted by management. These goals are established and communicated to managers in February or March of each year. The Committee reviews progress towards the goals during the performance year and evaluates the performance of each business unit after the end of the year. Based on its evaluation, the Committee awards restricted shares to the participants as it deems appropriate.

Corporate goals for 2008 included both financial and operating targets.  Financial targets included, among others, revenue and profit growth, return on invested capital, and cost control. Operating targets included, among others, customer relationship issues, product quality and plant process efficiency. Quarterly reports on progress toward goals were produced by each business unit and senior management, and communicated to the Committee for review.

The Committee has and uses its discretion to determine the number of shares awarded to each named executive officer. The Committee does not use multiple levels of performance which are tied to multiple levels of awards. Rather, it subjectively evaluates the extent to which a named executive officer’s business unit has achieved or made progress toward achieving its goals after considering the available data and it then uses its collective judgment to make awards it believes to be appropriate to the level of performance of the named executive.

In February 2009, the Committee evaluated each business unit and senior management with respect to 2008 performance versus goals. As a result of this evaluation process, the Committee declared an award of 5,500 restricted shares to plan participants which was 7.2% of the targeted amount. Under the Plan, awards of restricted shares for named executives for 2008 totaled 3,500 shares, or 63.6% of the awards, distributed as follows: Mr. Braam – 1,000 shares, or 18.2% of the award, Mr. Bowie – 1,500, or 27.3% of the award; and Ms. Carter – 1,000 shares, or 18.2% of the award. The awards for 2008 were smaller than in previous years due to the level of achievement being lower, relative to goals.

At the Committee’s meeting in February 2008, based on the Company’s achieving its goals in 2007, a total of 11,480 stock grants were awarded, which was 46.9% of the potential grant of 24,465 shares. Named executives received 6,735 shares or 58.7% of the shares awarded. A total of 22,510 stock grants were awarded in February 2007, which was 50.0% of the potential grant of 45,000 shares for 2006 plan participants’ performance. Named executives received 11,510 shares or 51.1% of the shares awarded. No restricted stock grants were made in 2005.

We acknowledge that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Gregory M. Bowie

Gregory M. Bowie
Chief Financial Officer and
Principal Accounting Officer